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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Date of Report: June 19, 2006

CEMEX, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Corp.

(Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Contents

1.	Press release, dated June 19, 2006, announcing CEMEX’s guidance for the second quarter of 2006 (attached hereto as exhibit 1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                CEMEX, S.A. de C.V.

(Registrant)

Date:	June 19, 2006	By:	/s/ Rafael Garza
		Name:	Rafael Garza
		Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Press release, dated June 19, 2006, announcing CEMEX’s guidance for the second quarter of 2006.

EXHIBIT 1

Media Relations Jorge Pérez (52 81) 8888-4334	Investor Relations Abraham Rodríguez (52 81) 8888-4262	Analyst Relations Ricardo Sales (212) 317-6008

CEMEX PROVIDES GUIDANCE FOR

THE SECOND QUARTER OF 2006

MONTERREY, MEXICO, June 19, 2006 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it expects EBITDA for the quarter ending June 30, 2006 of about US$1,130 million, an increase of 14% versus the year earlier period, while operating income is expected to be about US$840 million, 12% higher than a year ago. For the second quarter, CEMEX expects revenue of about US$4.6 billion, an increase of 5% versus the same period a year ago. For the first six months of the year, CEMEX expects EBITDA of about US$1,950 million, while revenue is expected at close to US$8.6 billion, a growth of 20% and 24% respectively; these results include the effect of consolidating the RMC group starting March 1st 2005.

Rodrigo Treviño, Chief Financial Officer, said: "The fundamentals of the company continue strong. Given the performance of our markets during the first half of the year, which is seasonally weaker than the second half, we are increasingly confident that we will exceed our target EBITDA of US$4 billion and free cash flow after maintenance capital expenditures of US$2.5 billion.”

For the second quarter, CEMEX expects domestic cement and ready-mix sales volumes in Mexico to increase about 5% and 20%, respectively, versus the same quarter a year ago, despite fewer business days. For the first six months of the year, volumes are expected to increase 7% and 25%, respectively, versus the same period of last year. Cement volume for the first half of 2006 was driven mainly by infrastructure and formal construction. The self-construction sector remains stable. Given this performance in volumes for the first half of the year, we expect domestic cement volume growth in Mexico to be about 4% for the full year 2006.

Cement and ready-mix sales volumes for CEMEX's operations in the United States are expected to decrease 3% and 24%, respectively, in the second quarter versus the same quarter of last year. For the first six months of 2006, cement volumes are expected to increase 6% while ready-mix volumes are expected to remain flat versus the same period in 2005.

On a like-to-like basis for the ongoing operations, adjusting the effect of the consolidation of RMC’s operations as well as the sale of assets last year, cement and ready-mix volumes would have increased 6% and decreased 7%, respectively, for the first half of the year versus the same period last year. For the full year, we expect cement sales volumes to increase close to 4% versus 2005 on a like-to-like basis.

The public infrastructure and industrial-and-commercial sectors in the United States continue to show a positive trend in cement consumption, offsetting the weak residential sector in some of our markets. Favorable weather benefited cement consumption during the first quarter; however, adverse weather conditions in the western regions affected consumption during the second quarter.

Cement and ready-mix sales volumes for CEMEX's operations in Spain are expected to increase about 6% and 24%, respectively, versus the second quarter of last year; and increase 9% and 34%, respectively, for the first six months of 2006 compared to the same period in 2005. Adjusting for the integration of the Readymix Asland assets after the termination of the joint venture with Lafarge, ready-mix volumes would be expected to increase 11% for the first six months of the year. The main driver of cement demand continues to be the residential sector, as new home construction continues to be strong during the first months of the year. The infrastructure and non-residential sectors are also having a positive performance during the quarter. Given this performance in cement volumes for the first half of the year, we expect volume growth in Spain to be about 5% for the full year 2006.

In the United Kingdom, cement and ready-mix sales volumes for the second quarter are expected to decrease 9% and 3%, respectively, versus the second quarter of last year. For the first six months of the year, volumes are expected to decrease 4% and increase 1%, respectively, versus the same period in 2005. During the quarter, several enhancements were made at the Rugby plant kiln, including capacity-expansion efforts. These resulted in below-average kiln output for the quarter, affecting our volume sales during the month of April. Notwithstanding the lower-than-average production in the quarter, we still expect our cement volume sales to remain flat in 2006 as a result of higher cement-production capacity during the rest of the year.

Our volumes in cement in the United Kingdom have been affected by weak construction activity mainly driven by a slowdown in infrastructure and private new housing work, partly compensated by good levels of activity in public housing, public repair and maintenance, industrial and commercial sectors.

Guidance numbers are calculated on the basis of market close exchange rates as of June 16, 2006. Given the volatility of foreign exchange rates and the increased exposure of our operations to factors beyond our control, our actual results could be materially different from our indicative guidance.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. Commemorating its 100th anniversary in 2006, CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.